

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

October 5, 2010

Via Facsimile and U.S. Mail
Mr. Jeffrey C. Smith
Ramius Value and Opportunity Advisors LLC
599 Lexington Avenue, 20th Floor
New York, NY 10022

> **Re:** **Cypress Bioscience, Inc.**
> **Amendment No. 3 to Schedule TO-T**
> **Filed October 1, 2010 by Ramius V&O Acquisition LLC and Ramius Value and Opportunity Advisors LLC**
> **File No. 5-35589**
>
> **Schedule 13D/A filed August 12, 2010 by Ramius Value and Opportunity Master Fund Ltd., Ramius Navigation Master Fund Ltd., Ramius Enterprise Master Fund Ltd., Ramius Value and Opportunity Advisors Fund LLC, Ramius Optimum Investments LLC, Ramius V&O Acquisition LLC, Cowen Overseas Investment LP., Ramius Advisors, LLC, Ramius LLC, Cowen Group, Inc., RGG Holdings LLC, and C4S & Co., LLC.**

Dear Mr. Smith:

We have limited our review of the filings to those issues we have addressed in our comments.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T/A

General

    1. We note your response to prior comment 2 and reissue the comment. We

refer you to disclosure throughout the Offer to Purchase that chronicles the involvement of the Ramius Group. We refer to letters dating from July 2010 signed by Ramius LLC to the Cypress Board that appear to have been written on behalf of the filing persons and their affiliates. Based on the level of involvement of members of the Ramius Group at various stages in the initiation, structuring and negotiation of the offer and given the control by Ramius LLC, as sole member of Ramius Value and Opportunity Advisors LLC, it would appear that certain other affiliates, particularly Ramius LLC, are bidders in the tender offer. Please revise your offer consistent with this comment.

2. We note your response to prior comment 3 and reissue the comment. In paragraph two of the commitment letter, Royalty Pharma Finance Trust references the reasons why it has chosen to provide financing for the offer. Specifically noting that it is the premier fund dedicated to purchasing pharmaceutical royalties, Royalty Pharma stated it was "prepared to commit significant capital to facilitate transactions that result in [its] acqui[sition] of royalty-producing assets…"and conditioned the terms of its $125 million financing on receipt of a 50% interest in Cypress's royalty interest in the worldwide net sales of Savella. We also note that the total cost to acquire all shares is $148 million of which approximately 85% is being provided by Royalty Pharma and that there are no alternative sources of financing. It would appear that through their control of the financing necessary to complete the offer, inclusive of the terms and conditions of such financing, Royalty Pharma should be identified as a bidder. Revise or advise. Refer generally to "Identifying the Bidder in a Tender Offer" in Section II.D.2 of the "Current Issues and Rulemaking Projects" outline (November 2000) available on our web site at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm.

Schedule 13D/A filed August 12, 2010

3. You outline a series of contacts between Ramius and RA Capital representatives commencing on or about July 26, 2010. Please provide supplementally a detailed description of any topics or "developments" discussed or reviewed during any of the conversations between representatives of Ramius and RA Capital. Please also identify the persons or representatives involved in such discussions. We may have further comment.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all material information to investors. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel

Cc (via facsimile):   Steve Wolosky, Esq.
                    Olshan Grundman Frome Rosenzweig & Wolosky LLP